                      Securities and Exchange Commission
                            Washington, D.C.  20549



                                   FORM 11-K




( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (FEE REQUIRED)




      For the fiscal year ended          December 31, 1995

                                          -----------------------------



(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


      For the transition period from           to

                                           -----------   ------------


                          Commission file no. 1-4651
                                              -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Echlin Incentive and Savings Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Echlin Inc.
                             100 Double Beach Road
                         Branford, Connecticut  06405

                     Echlin Incentive and Savings Investment Plan
                                         Index
                                   December 31, 1995





- ---------------------------------------------------------------------

                                                                            Page
                                                                            ----
I REQUIRED INFORMATION:

    Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . 4

    Statements of Financial Condition . . . . . . . . . . . . . . . . . . . . 5-6

    Statements of Income and Changes in Participants' Equity. . . . . . . . . 7-8

    Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .9-14

    Schedule A - Schedule of Reportable Transactions. . . . . . . . . . . . . .15

II  SIGNATURE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .16

III EXHIBIT A - Consent of Independent Accountants. . . . . . . . . . . . . . .17

Echlin Incentive and Savings Investment Plan

Financial Statements


December 31, 1995



- -------------------------------------------------------------------

PRICE WATERHOUSE LLP [LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Participants and Administrator of the Echlin Incentive and Savings Investment Plan


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in participants' equity present fairly, in all material respects, the net assets of Echlin Incentive and Savings Investment Plan at December 31, 1995 and 1994, and the changes in net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan's administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of financial condition and the statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule A and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
- ------------------------
    Price Waterhouse LLP


Stamford, Connecticut
May 20, 1996

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1995

(000's omitted)                 Growth-      Maximum         Money         Fixed         Echlin
                               Oriented       Growth         Market        Income        Stock      Employee
                              Stock Fund    Stock Fund        Fund          Fund          Fund        Loans          Total
                                ----------    ----------     --------       --------      --------    ---------      --------
ASSETS
  Investments, at fair
    value:
    Mutual funds                   $11,642       $24,944       $2,832        $     -      $      -       $    -       $39,418
    Fixed income fund                    -             -            -         37,108             -            -        37,108
    Echlin Inc. common
      stock                              -             -            -              -        30,952            -        30,952
                                   -------       -------       ------        -------      --------       ------      --------
       Total investments            11,642        24,944        2,832         37,108        30,952            -       107,478
                                   -------       -------       ------        -------      --------       ------      --------
  Receivables:
    Employee contributions             189           336           41            380           207            -         1,153
    Employer incentive
      match contribution                 -             -            -              -           633            -           633
    Employee loans                       -             -            -              -             -        5,452         5,452
    Echlin Inc.-employee
      loan repayments                    -             -            -              -             -          220           220
                                   -------       -------       ------        -------       -------       ------      --------
       Total receivables               189           336           41            380           840        5,672         7,458
                                   -------       -------       ------        -------       -------       ------      --------
       Total assets                 11,831        25,280        2,873         37,488        31,792        5,672       114,936
                                   -------       -------       ------        -------       -------       ------      --------
LIABILITIES
  Employee withdrawals
    payable                             30            55            4             83            80            -           252
                                   -------       -------       ------        -------       -------       ------      --------
       Total liabilities                30            55            4             83            80            -           252
                                   -------       -------       ------        -------       -------       ------      --------
  Net assets representing
    participants'
    equity                         $11,801       $25,225       $2,869        $37,405       $31,712       $5,672      $114,684
                                   =======       =======       ======        =======       =======       ======      ========
  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1994

(000's omitted)                 Growth-      Maximum         Money         Fixed         Echlin
                               Oriented       Growth         Market        Income        Stock       Employee
                              Stock Fund    Stock Fund        Fund          Fund          Fund        Loans       Total
                                ----------    ----------     --------       --------      --------     --------      --------
ASSETS
  Investments, at fair
    value:
    Mutual funds                    $7,428       $15,856       $2,635        $     -       $     -       $    -       $25,919
    Fixed income fund                    -             -            -         34,383             -            -        34,383
    Echlin Inc. common
      stock                              -             -            -              -        23,732            -        23,732
                                    ------       -------       ------        -------       -------       ------       -------
       Total investments             7,428        15,856        2,635         34,383        23,732            -        84,034
                                    ------       -------       ------        -------       -------       ------       -------
  Receivables:
    Employee contributions             176           311           47            401           199            -         1,134
    Employer incentive
      match contribution                 -             -            -              -           185            -           185
    Employee loans                       -             -            -              -             -        4,363         4,363
    Echlin Inc.-employee
      loan repayments                    -             -            -              -             -          202           202

                                    ------       -------       ------        -------       -------       ------       -------
       Total receivables               176           311           47            401           384        4,565         5,884
                                    ------       -------       ------        -------       -------       ------       -------

       Total assets                  7,604        16,167        2,682         34,784        24,116        4,565        89,918
                                    ------       -------       ------        -------       -------       ------       -------
LIABILITIES
  Employee withdrawals
     payable                             3             4           18            189            45            -           259
                                    ------       -------       ------        -------       -------       ------       -------
       Total liabilities                 3             4           18            189            45            -           259
                                    ------       -------       ------        -------       -------       ------       -------
  Net assets representing
    participants' equity            $7,601       $16,163       $2,664        $34,595       $24,071       $4,565       $89,659
                                    ======       =======       ======        =======       =======       ======       =======
  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

For the Year Ended December 31, 1995

(000's omitted)                 Growth-      Maximum        Money         Fixed         Echlin
                               Oriented       Growth        Market        Income        Stock       Employee
                              Stock Fund    Stock Fund       Fund          Fund          Fund         Loans        Total
                                ----------    ----------     -------       --------      --------     --------      --------
Investment income:
  Net unrealized appreciation
    in fair value of
    investments                   $1,532        $5,148        $    -       $     -       $ 4,077       $    -       $10,757
  Net realized gains on
    sales of investments              16           346             -             -           762            -         1,124
  Interest and dividends           1,434         1,333           145         2,489           655            -         6,056
                                 -------       -------        ------       -------       -------       ------      --------
    Total investment
      income                       2,982         6,827           145         2,489         5,494            -        17,937

Employee contributions             1,492         2,777           418         4,009         1,797            -        10,493
Employer incentive
  match contribution                   -             -             -             -         2,133            -         2,133
Interest on employee
  loans                                -             -             -             -             -          408           408
                                 -------       -------        ------       -------       -------       ------      --------
    Total additions                4,474         9,604           563         6,498         9,424          408        30,971
                                 -------       -------        ------       -------       -------       ------      --------

Employee withdrawals                (320)         (721)         (204)       (2,864)       (1,837)           -        (5,946)
                                 -------       -------        ------       -------       -------       ------      --------
Net transfers between
  funds                               46           179          (154)         (824)           54          699             -
                                 -------       -------        ------       -------       -------       ------      --------
Net increase in assets             4,200         9,062           205         2,810         7,641        1,107        25,025

Net assets at
  beginning of year                7,601        16,163         2,664        34,595        24,071        4,565        89,659
                                 -------       -------        ------       -------       -------       ------      --------
Net assets at
  end of year                    $11,801       $25,225        $2,869       $37,405       $31,712       $5,672      $114,684
                                 =======       =======        ======       =======       =======       ======       =======
See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

For the Year Ended December 31, 1994

(000's omitted)                 Growth-      Maximum        Money         Fixed         Echlin
                               Oriented       Growth        Market        Income        Stock       Employee
                              Stock Fund    Stock Fund       Fund          Fund          Fund         Loans        Total
                                ----------    ----------     -------       --------      --------     --------      --------
Investment income:
  Net unrealized depreciation
    in fair value of
    investments                   $ (896)        $(763)       $    -       $     -       $(2,968)     $     -       $(4,627)
  Net realized gains
    (losses) on sales of
    investments                      (22)          194             -             -           633            -           805
  Interest and dividends             679           669            94         2,345           533            -         4,320
                                  ------       -------        ------       -------       -------      -------       -------
    Total investment
      (loss) income                 (239)          100            94         2,345        (1,802)           -           498

Employee contributions             1,502         2,655           486         4,158         1,870            -        10,671
Employer incentive
  match contribution                   -             -             -             -         1,760            -         1,760
Interest on employee
  loans                                -             -             -             -             -          316           316
                                  ------       -------        ------       -------       -------      -------       -------
    Total additions                1,263         2,755           580         6,503         1,828          316        13,245
                                  ------       -------        ------       -------       -------      -------       -------
Employee withdrawals                (178)         (389)         (106)       (2,008)         (989)           -        (3,670)
                                  ------       -------        ------       -------       -------      -------       -------
Net transfers between
  funds                              575           867          (487)       (1,558)         (135)         738             -
                                  ------       -------        ------       -------       -------      -------       -------
Net increase (decrease)
  in assets                        1,660         3,233           (13)        2,937           704        1,054         9,575

Net assets at beginning
  of year                          5,941        12,930         2,677        31,658        23,367        3,511        80,084
                                  ------       -------        ------       -------       -------       ------       -------
Net assets at end of
  year                            $7,601       $16,163        $2,664       $34,595       $24,071       $4,565       $89,659
                                  ======       =======        ======       =======       =======       ======       =======

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



December 31, 1995


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES


The financial statements of the Echlin Incentive and Savings
Investment Plan ("Plan") have been prepared on the accrual basis of accounting.

Investments are stated at their fair market value. The fair market value of the Growth-Oriented and the Maximum Growth mutual funds were based on each fund's net asset value on the last business day of the plan year. The fair market value of the Money Market fund represents investments made plus interest earned. The fair market value of the Fixed Income Fund represents investments made in Guaranteed Insurance Contracts ("GIC's") plus interest earned at the stated contract rate. The Echlin Stock Fund is valued at the average of the high and low price for Echlin Inc. ("Company") common stock price on the New York Stock Exchange on the last trading day of the plan year. Realized gains and losses on sales of investments are determined using the average cost method.



NOTE B -- DESCRIPTION OF THE PLAN


The Plan was established on March 1, 1984 to enable employees to defer a portion of their compensation on a pre-tax basis, thereby deferring federal income tax in the year in which the deferrals are made and providing savings to supplement retirement income to the employee. Putnam Fiduciary Trust Company serves as "Trustee" for the Plan and as custodian of the investments.

Each employee who is in a covered class of employees within a participating division, has attained age 21 and has one year of service is eligible to participate in the Plan. An employee may elect to have 1 to 15 percent of his compensation, as defined in the Plan document, up to the 1995 maximum elective deferral amount of $9,240 as determined under Section 402(g) of the Internal Revenue Code, contributed to their account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

If at the end of its fiscal year the Company has consolidated net income for the current year or accumulated consolidated net income from prior years, the Company will match all or a portion of each eligible participant's contributions for the plan year that are based on the first 6 percent of the participant's compensation ("basic contribution"). The Company's minimum matching contribution will be based on its return on assets, as defined in the Plan, and will range from 1 percent of an employee's basic contribution (if the return on assets is 6.1 percent) to 100 percent of the basic contribution (if the return on assets is 16 percent or more). Matching contributions made by the Company will be invested solely in common stock of the Company.

Participants' accounts are fully vested at all times to the
extent of employee contributions.   An active participant upon
retirement, disability, as defined in the Plan, or death will be fully vested in the value of the Company's incentive matching contributions credited to his account regardless of his years of continuous service. A participant with less than 5 years of continuous service will be vested in the Company's incentive matching contributions credited to his account on the last day of the third plan year following the plan year for which the match was made. Once a participant has 5 or more years of continuous service with the Company, the entire balance of matching contributions credited to the participant's account and each such contribution made to his account thereafter is immediately 100 percent vested.

Loans to participants and loan repayments are presented as "Net transfers between funds" in the Employee Loan Fund. Participants may borrow from their account balance in the Plan with the loan being repaid through payroll deductions. The interest rate, which is fixed for the term of the loan, is based upon the average interest rate for secured personal loans for the following three banks: First National Bank of Chicago, Fleet National Bank, and Trust Company of Georgia, rounded to the nearest half percent at the time the loan is taken out. In addition, a participant may withdraw vested funds from his or her account if it is demonstrated that a hardship, as defined under the Internal Revenue Code, exists.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides for the establishment of a trust which consists of five investment funds. The five funds are: The Echlin Stock Fund (invested in Echlin Inc. common stock), a Fixed Income Fund (invested in GIC's as selected by the Benefits Committee), a Maximum Growth Stock Fund (which is currently invested in the Putnam Voyager Mutual Fund), a Growth-Oriented Stock Fund (which is currently invested in the Putnam Investors Mutual Fund) and a Money Market Fund (which is currently invested in the Putnam Money Market Fund). An employee may choose to invest his or her contribution in any or all of the foregoing funds. At any time during the year an employee may amend future investment allocations and quarterly may amend past investment allocations. As of December 31, 1995 there were 8,803 participants in the Plan. Information pertaining to the earnings objectives and performance results for these funds can be requested from the Company's Human Resource department. In addition, participants are provided with quarterly statements summarizing activity in their accounts.

The Employee Benefits Committee ("Plan Administrator") is responsible for the administration of the Plan. Liability of the Company for acts or omissions of any member of the Committee will be limited to amounts not covered by insurance and not payable by the trust under applicable law.

The Company may, by action of its Board of Directors, amend or terminate the Plan without shareholder approval at any time. The Committee may also amend the Plan if necessary for tax qualification or legal compliance, to carry out its duties under the Plan. In the event of termination of the Plan, assets will be distributed in accordance with the terms of the Plan. Fees and expenses incurred by the Plan Administrator and the Trustee in connection with the operation of the Plan will be paid from the Plan, if not paid by the Company.



NOTE C -- INCOME TAX STATUS


The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 and therefore the related plan trust is not subject to tax under present tax laws.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE D -- ASSETS HELD FOR INVESTMENT

Assets held for investment at December 31, 1995 and 1994 consist of the following:


December 31, 1995                                        Fair
- -----------------                        Shares          Market
(000's omitted)                         or Units         Value           Cost
                                        --------        -------         ---------
Mutual Funds:

    Putnam Money Market                    2,832       $  2,832           $ 2,832
    Putnam Investors                       1,352         11,642            11,117
    Putnam Voyager                         1,636         24,944            17,293
                                                           --------       -------
                                                         39,418            31,242
                                                           --------       -------
   Fixed Income Fund:

    Allstate Life Insurance
      Company                              8,084          8,084             8,084
    Massachusetts Mutual Life
      Insurance Company                    5,122          5,122             5,122
    John Hancock Mutual Life
      Insurance                            9,348          9,348             9,348
    Prudential Insurance Co.
      of America                           4,665          4,665             4,665
    Principal Mutual Life
      Insurance Company                    5,590          5,590             5,590
    New York Life
      Insurance Company                    4,299          4,299             4,299
                                                           --------       -------
                                                         37,108            37,108
                                                           --------       -------
 Echlin Stock Fund:

    Echlin Inc. Common Stock                 851         30,952            18,053
                                                           --------       -------
                                                       $107,478           $86,403
                                                           ========       =======


ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE D -- ASSETS HELD FOR INVESTMENT  (CONTINUED)

December 31, 1994
- -----------------                                        Fair
                                         Shares          Market
(000's omitted)                         or Units         Value             Cost
                                        --------        -------          --------
   Mutual Funds:

      Putnam Money Market                  2,635         $ 2,635          $ 2,635
      Putnam Investors                     1,040           7,428            8,434
      Putnam Voyager                       1,376          15,856           13,354
                                                            --------      -------
                                                          25,919           24,423
                                                            --------      -------
   Fixed Income Fund:

      Provident National
        Assurance Company                  5,569           5,569            5,569
      Allstate Life Insurance
        Company                            7,416           7,416            7,416
      Massachusetts Mutual Life
        Insurance Company                  4,767           4,767            4,767
      John Hancock Mutual Life
        Insurance                          8,769           8,769            8,769
      Prudential Insurance Co.
        of America                         2,576           2,576            2,576
     Principal Mutual Life
       Insurance                           5,286           5,286            5,286
                                                            --------      -------
                                                          34,383           34,383
                                                            --------      -------
   Echlin Stock Fund:

      Echlin Inc. Common Stock               791          23,732           14,910
                                                            --------     --------
                                                         $84,034          $73,716
                                                            ========     ========


ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE D -- ASSETS HELD FOR INVESTMENT  (CONTINUED)


The following information relates to the Plan's Fixed Income Fund as of December 31, 1995:

                                 Interest Rate          Maturity Date
                                --------------         --------------

      Allstate Life Insurance
        Company                      9.00%              1995 and 1996
      Massachusetts Mutual
        Life Insurance Company       7.45%              1996 and 1997
      John Hancock Mutual Life
        Insurance                    6.62%              1995 and 1997
      Prudential Insurance Co.
        of America                   5.79%              1995 and 1998
      Principal Mutual Life
        Insurance Company            5.75%                  1998
      New York Life
        Insurance Company            8.17%                  1999


                                                              Schedule A
                                                             ----------

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 1995

(000's omitted)


                                                  Average            Sales           Realized
                              Purchases            Cost            Proceeds            Gain
                              ---------          --------          --------          --------


Putnam Voyager Fund              $4,990            $1,000          $(1,346)              $346

Provident National
  Assurance Company                   -                 -          ($5,557)                 -

New York Life
  Insurance Company              $8,612                 -          $(4,318)                 -

Echlin Common Stock              $4,286            $1,053          $(1,814)              $761


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Echlin Incentive and Savings
Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      Echlin Incentive and Savings
                                      Investment Plan





Date:  June 14, 1996                  /s/ Jon P. Leckerling

                                      ---------------------------------
                                      Jon P. Leckerling
                                      Vice President, General Counsel
                                      and Corporate Secretary

Exhibit A

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-92426 and 33-15814) of Echlin Inc. of our report dated May 20, 1996 appearing on page
4 of this Form 11-K.





/s/ Price Waterhouse LLP
- ------------------------
    Price Waterhouse LLP



Stamford, Connecticut
June 14, 1996